Exhibit 99.1

Press release

SHL announces Special General Meeting Results

Tel Aviv / Zurich / New York, 22 June, 2023 – SHL Telemedicine Ltd. (SIX Swiss Exchange: SHLTN; NASDAQ: SHLT) ("SHL” or the “Company”), a leading provider and developer of advanced personal telemedicine solutions, today announced that at the Special General Meeting (“SGM”) of the Shareholders which was held today in Tel-Aviv, Israel, the attending shareholders approved the item on the SGM agenda – the re-appointment of Mr. Yehoshua Abramovich’s as an independent (external) member of the board of directors of the Company, for an additional term of three (3) years, starting on June 28, 2023.

For further information please contact:

Fabienne Farner, IRF, Phone : +41 43 244 81 42, farner@irf-reputation.ch

About SHL Telemedicine

SHL Telemedicine is engaged in developing and marketing personal telemedicine systems and the provision of medical call center services, with a focus on cardiovascular and related diseases, to end users and to the healthcare community. SHL Telemedicine offers its services and personal telemedicine devices to subscribers utilizing telephonic and Internet communication technology. SHL is listed on the SIX Swiss Exchange (SHLTN, ISIN: IL0010855885, Security No.: 1128957) and on the Nasdaq Stock Exchange (SHLT, ISIN: US78423T2006, CUSIP: 78423T200). For more information, please visit our website at www.shl-telemedicine.com.

Some of the information contained in this press release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. SHL Telemedicine undertakes no obligation to publicly update or revise any forward-looking statements.